WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants

12770 Coit Road, Suite 907        (972) 385-0354
Dallas, Texas 75251        Fax: (972) 788-5165
E-Mail: office@wmcobb.com

March 23, 2016

Glori Energy Inc.
4315 South Drive
Houston, Texas 77053

Re:    Glori Energy Inc., Registration Statement on Form 10-K

Gentlemen:

The firm of William M. Cobb & Associates, Inc. consents to the use of its name and to the use of its projections for Glori Energy Inc.’s Proved Reserves and Future Net Revenue in Glori’s Annual Report on Form 10-K.

William M. Cobb & Associates, Inc. has no interests in Glori Energy Inc. or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Glori Energy Inc. Glori Energy Inc. does not employ us on a contingent basis.

Messrs. Beneke and Krieg
September 18, 2003